Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

July 10, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that total production at its five operating silver mines in Mexico for the second quarter ending June 30, 2013, reached a new quarterly record of 3,268,117 equivalent ounces of silver, representing a 55% increase compared to the same quarter in 2012.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

July 10, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	July 10, 2013
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Produces a New Quarterly Record of 3.27 Million Silver Eqv. Ounces

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating silver mines in Mexico for the second quarter ending June 30, 2013, reached a new quarterly record of 3,268,117 equivalent ounces of silver, representing a 55% increase compared to the same quarter in 2012.

Total silver production for the quarter consisted of 2,767,966 ounces of silver, representing an increase of 44% compared to the same quarter in 2012. In addition, 5,946,539 pounds of lead and 2,898,093 pounds of zinc were produced representing an increase of 98% and 104%, respectively, compared to the same quarter of the previous year. Also, 1,995 ounces of gold were produced, representing an increase of 274% compared to the second quarter of 2012.

Keith Neumeyer, President & CEO of First Majestic, states, “The second quarter was somewhat bitter-sweet as total production achieved a new quarterly record of over three million ounces for the first time in the Company’s history while at the same time unfortunately experiencing one of the most dramatic and violent drops in the price of silver. This low silver price environment is creating a challenging environment for many higher-cost primary producers. Our management team has responded quickly to the situation by implementing prudent cash management practices and disciplined cost reduction measures to ensure that First Majestic’s profitability and future growth plans remain intact. ”

Production Details Table:

Consolidated Production Results	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012	% Variance Prior Quarter
Ore processed/tonnes milled	668,398	615,799	9%
Total production - ounces of silver equivalent	3,268,117	2,102,222	55%
Total silver ounces produced	2,767,966	1,917,248	44%

Silver Grade (g/t)	201	164	22%
Silver Recovery (%)	64%	59%	9%
Pounds of lead produced	5,946,539	3,005,209	98%
Equivalent ounces from lead	246,166	91,669	169%
Pounds of zinc produced	2,898,093	1,423,890	104%
Equivalent ounces from zinc	107,176	42,459	152%
Gold ounces produced	1,995	533	274%
Equivalent ounces from gold	122,498	35,070	249%
Tonnes of iron ore produced	5,076	4,628	10%
Equivalent ounces from iron	24,312	15,776	54%

Other Developments:

In order to manage in a lower silver price environment, additional budget changes were made, focusing on:

  Reduction of cash costs
  Increase of operating parameters and efficiencies
  Reduction of exploration and development programs
  Reduction of sustaining capital and all-in cash costs
  Reduction of general & administrative costs
  Reduction of warehouse inventories and operating supplies

As announced on May 15, 2013, the Company had cut over US$30.0 million from its 2013 capital budget primarily in the areas of exploration and development. Since then, management has cut an additional US$20.0 million, also focusing on reducing exploration and development and postponing investments in non-critical areas that will not impact guidance.

The Company is reaffirming its 2013 production guidance of 11.1 to 11.7 million ounces of pure silver or 12.3 to 13.0 million silver equivalent ounces. A full review of all expenditures companywide is ongoing and it is felt that further cuts can be made without impacting future growth. The Company is also reviewing all its third party contracts in order to reduce the number of contractors and, conversely, bringing more of the necessary and essential services in-house. Furthermore, a targeted manpower reduction of 10% by year end is also underway.

As a result of the dramatic fall in silver prices in a very short timeframe, the Company decided to suspend silver sales for a short while in an attempt to maximize future profits. This suspension of sales will result in lower revenues and profits for the second quarter, however, it is likely that these inventories of unsold ounces will instead be sold in the third quarter. As at June 30, 2013, approximately 700,000 ounces of silver where held in inventory.

Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines, La Encantada, La Parrilla, San Martin, La Guitarra and Del Toro, amounted to 668,398 tonnes milled, representing a decrease of 8% over the previous quarter, due to an optimization at the La Encantada mine which resulted in lower throughput at the plant.

Silver grades in the quarter for the five mines increased by 11% over the previous quarter to 201 g/t of silver. Combined silver recoveries presented a notable increase from 57% to 64% in the quarter as a result of improved recoveries at La Encantada and Del Toro’s first commercial quarter of production.

The Company's underground development in the second quarter consisted of 13,479 metres, a 13% decrease compared to 15,575 metres completed in the previous quarter. This decrease is part of a planned reduction of capex that began in the second quarter and is planned to further reduce costs in the second half of 2013. However, as some of the Company’s development programs are expansionary and focused on preparing underground accesses and stopes for increased production rates over the next two years, a careful review is being conducted in order that development cutbacks do not impact future production guidance.

During the quarter, 13 diamond drill rigs were operating at the Company’s five operations. The Company completed 25,469 metres of diamond drilling in the quarter, compared to 16,962 metres in the prior quarter, representing a 50% increase. However, as a result of cost cutting, most of these drilling contracts have now been cancelled. Budgeted exploration metres for the balance of the year, after the most recent budget reductions, is 15,438 metres with much of these metres planned to be drilled by the Company’s own equipment and personnel for mining purposes only. Therefore, the number of active drill rigs at the Company’s five operating mines will be reduced to eight Company owned rigs for the remainder of the year.

Due to budget cuts and personal reasons, Guillermo Lozano has resigned from his position and the VP of Exploration position has been eliminated. The Company would like to thank Guillermo for his hard work and expertise over his short stay with the Company. Jesus Velador has been promoted to the position of Regional Manager of Exploration.

At the Del Toro Silver Mine:

  The newly commissioned 1,000 tpd flotation mill achieved commercial production on April 1, 2013. Beginning in the second quarter, all revenues and associated operating costs will be treated as commercial production rather than being capitalized, as was the case in the first quarter of 2013.
  Throughput in the new flotation mill averaged 905 tpd in the second quarter with head grades of 216 g/t silver, 3.4% lead and 3.3% zinc.
  Phase 2 of production, which will include the addition of a 1,000 tpd cyanidation circuit for the production of silver doré bars, is scheduled to begin late in the third quarter of 2013. This represents approximately a two month delay due to delays created by the late delivery of some critical equipment such as the precipitates filters presses that are now scheduled to arrive on-site in late July.
  The installation of the 12' by 14' oxide ball mill for the cyanidation circuit commenced in early June and is expected to be completed by August. The new leaching tanks have been constructed and the installation of the pumps, motors and other mechanisms is underway and are also expected to be completed by late August.

  The construction of the 45 km, 115,000 kW power line from the state of Durango is scheduled to be completed by the end of August.
  The tailings filter area is progressing well with all four filters now on site. Filter Nos. 1 and 2 for the flotation circuit are fully operational. Filter No. 3, for the 1,000 tpd cyanidation circuit is being installed and will be tested by the end of July. Filter No. 4 will be installed later in 2013 for Phase 3 implementation (2,000 tpd cyanidation circuit).
  Total metres drilled in the second quarter amounted to 6,579 metres, compared to 1,195 metres drilled in the previous quarter. In addition, 3,194 metres of development were completed in the second quarter of 2013, compared to 3,972 metres of development in the previous quarter. During the quarter four drill rigs were active at Del Toro, two underground and two on surface. For the rest of the year and due to the reduction of the exploration program the number of rigs will be reduced to two rigs, one underground and one in surface.

At the La Guitarra Silver Mine:

  As previously announced on May 2, 2013, the Company successfully completed the mill expansion from 350 tpd to 500 tpd. This newly expanded mill averaged 520 tpd for the second quarter.
  During the quarter, a new smelter agreement was signed for the sale of the silver-gold concentrates allowing the Company to discontinue concentrate shipments to the La Parrilla mine for further refining into doré. On June 6, 2013, the first shipment of concentrate was shipped to the smelter under these new terms. The Company expects to see a reduction in treatment charges and transportation costs going forward as a result of this new agreement.
  A total of 1,324 metres of development were completed in the second quarter, compared to 1,042 metres of development in the previous quarter. The underground development at the El Coloso area has now reached the Joya Larga structure which is known to contain higher grades of silver and gold and is planned to be in production by the end of the third quarter.
  Three underground drill rigs were active in the second quarter within the La Guitarra property. Total metres drilled in the second quarter amounted to 6,552 metres compared to 3,357 metres drilled in the previous quarter. For the remainder of 2013, the exploration program at La Guitarra has been reduced to include two drill rigs that will continue to assist underground mining activities and further define Reserves and Resources to support an updated NI 43-101 Technical Report scheduled to be released in the middle of 2014, which is a delay of approximately six months due to budget cuts.

At the La Encantada Silver Mine:

  During the quarter the mix of fresh ore to tailings processed through the mill was altered by reducing the tailings feed by almost 50% while slightly increasing the feed of fresh ore. The result was a 29% reduction in total throughput in the quarter with an average of 3,171 tpd consisting of 1,740 tpd of fresh mine ore and 1,430 tpd of tailings material. The increase of fresh mine ore in the blend from 38% of the throughput to 55% of the throughput, had a resulting 17% positive impact on head grades which averaged 247 g/t during the quarter, compared to the 211 g/t of the previous quarter, and also caused a 16% increase in recoveries which increased from 45% to 52% compared to the prior quarter.
  A new portable crushing unit was acquired and installed in the quarter to allow the primary crushing circuit to be upgraded for the planned production increase of fresh ore in 2014 without having to shut down the milling operation.

  Underground development continues to be focused on new areas within the mine defined by the latest exploration program. Currently, the primary areas of focus are the surrounding ore bodies of the Milagros and San Javier breccia pipes. Additionally, mine development and production continue from the San Francisco vein and the recently discovered "990" and "990-2" chimneys. At the newly discovered Regalo vein, a new area was prepared for long-hole drilling aimed at increasing the production of fresh ore to a rate of 2,000 tpd next year.
  A total of 2,140 metres of exploration drilling was completed in the second quarter, compared to 4,156 metres of drilling in the previous quarter, representing a decrease of 48%. In addition, a total of 3,597 metres of underground development were completed in the second quarter, compared to 4,130 metres of development in the previous quarter, representing a decrease of 13%.
  Two diamond drill rigs are active underground at La Encantada, with the objective of defining additional Reserves and Resources in the newly discovered areas in addition to assisting in mining activities. Commencing in the fourth quarter, only one underground rig will remain active.
  The Company's original plan of having an updated NI 43-101 Technical Report released prior to year end will be delayed until the first half of 2014 due to budget cuts.

At the La Parrilla Silver Mine:

  The construction of three new leaching tanks is progressing well and expected to be completed by mid- August to allow longer leaching times with the objective of further increasing recoveries.
  Underground development completed in the quarter totaled 3,088 metres compared with 3,714 metres developed in the previous quarter.
  Three diamond drill rigs were operating during the quarter and one will remain active for the remainder of the year following the recent budget cuts. Total metres drilled in the quarter amounted to 4,064 metres, compared to 6,483 metres drilled in the previous quarter. The focus of the current exploration program has been at the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report originally scheduled to be released in the second half of 2013, however, due to budget cuts will be delayed until the first half of 2014.

At the San Martin Silver Mine:

  The mill expansion from 900 tpd to 1,300 tpd is now 75% complete with planned ramp-up scheduled in September. The remaining items scheduled for delivery over the next few weeks are the mechanics for two of the new leaching tanks and the electrical equipment for the new control room.
  Exploration and development in the Rosarios/Huichola and La Lima vein areas continue to return positive results in the quarter as the average silver head grade increased by 32% to 166 g/t when compared to the previous quarter.
  Underground development completed in the second quarter totaled 2,276 metres, compared with 2,717 metres of development in the first quarter of 2013. This mine development was primarily focused at the new Rosarios area where four production areas are now in production.
  Three drill rigs were active within the San Martin property during the quarter, two underground and one on surface. Total metres drilled in the second quarter amounted to 6,133 metres, compared to 1,771 metres of drilling in the previous quarter. The exploration program has been reduced to one underground rig for the remainder of 2013.

  On May 28, 2013, an updated NI 43-101 Technical Report was released indicating an increase to the life of mine (LOM) to 9.5 years at the higher throughput of 1,300 tpd.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2012, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.